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                                    Exhibit C

                    Service Levels and Service Level Credits


                                      V 6.0


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DOCUMENT INFORMATION

 HP Project
 Manager:                        Gil Tal

 Customer Project
 Manager:                        Na'ama Halperin

 Prepared by:

 Document Version
 No:                             V 6.0

 Preparation Date:               16/09/03


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INDEX

DOCUMENT INFORMATION......................................................   1
DOCUMENT INFORMATION......................................................   2
INDEX.....................................................................   3
1    GENERAL PROVISIONS...................................................   4
1.1     GENERAL...........................................................   4
1.2     EFFECTIVE DATE OF SERVICE LEVELS..................................   4
1.3     REPORTING.........................................................   4
1.4     DEFINITIONS.......................................................   5
1.5     CRITICAL SERVICE LEVEL FAILURES...................................   7
1.6     SERVICE LEVEL CREDITS.............................................   7
1.7     ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS:  10
1.8     TECHNOLOGY REFRESH PROGRAM........................................  12
1.9     TIMES.............................................................  12
1.10       EXCEPTIONS.....................................................  12
2    PRIORITIES...........................................................  14
2.1     GENERAL...........................................................  14
2.2     PRIORITY REPORTING................................................  16
3    SERVICE WINDOW.......................................................  17
3.1     GENERAL SERVICE WINDOW............................................  17
3.2     MCC SERVICE WINDOW................................................  17
3.3     DOWNTIME..........................................................  18
     3.3.1 Scheduled/Planned Downtime.....................................  18
     3.3.2 Emergency Downtime  ...........................................  19
3.4     ON-CALL SERVICE OUTSIDE THE GENERAL SERVICE WINDOW................  19
3.5     SERVICE WINDOW EXCEPTIONS.........................................  20
4    RESOLUTION CONTINUITY................................................  21
5    BASELINE INDEPENDENT SURVEYS.........................................  22


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1      GENERAL PROVISIONS

1.1  GENERAL

 This Exhibit C is attached to the Master Services Agreement dated as _____________ by and between HP-OMS and Customer (the "AGREEMENT") and made a part thereof by reference. Capitalized terms not otherwise defined herein shall have the meaning specified in the Agreement. This Exhibit C sets forth certain quantitative Critical Service Levels against which HP-OMS' performance shall be measured.

1.2  EFFECTIVE DATE OF SERVICE LEVELS.

 HP-OMS commits to start the implementation of (and become subject to) the Service Levels (including without limitation the Critical Service Levels) as of the completion of the final Transition Milestone at each applicable Customer Site, as defined in EXHIBIT D (TRANSITION AND STABILIZATION), but no later than the ten (10) month period following the Commencement Date (the "SERVICE LEVEL EFFECTIVE DATE").

 Customer will start crediting HP-OMS only after the end of the final Transition and Stabilization Phases, but no later ten (10) months period following the Commencement Date.

1.3  REPORTING

 Unless otherwise specified in this Exhibit C, each Service Level and each Critical Service Level shall be measured on a monthly basis and reported on a quarterly monthly basis beginning on the designated Service Level Effective Date, subject to SECTION 1.7 HEREIN (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS). By the fifteenth (15th) day of each month, HP-OMS shall provide, as part of HP-OMS' monthly performance reports, a set of soft copy reports, in a format set out in Appendix B to this Exhibit C, to verify HP-OMS' performance and compliance with the Service Levels and the Critical Service Levels. HP-OMS shall provide detailed supporting information for each report to Customer in machine-readable form suitable for use on a personal computer and read only access to the Service Systems. The raw data and detailed supporting information shall be Customer and HP-OMS Confidential Information, and HP-OMS shall provide Customer with access to such information on-line and in real-time during the Term.


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 HP-OMS will also be responsible for promptly investigating and correcting failures to meet the Service Levels by:

 1.3.1 Promptly initiating problem investigations, including Root Cause Analyses conducted in accordance with SECTION [4.3] OF THE AGREEMENT;

 1.3.2 Promptly reporting problems to Customer in accordance with the escalation process set forth in EXHIBIT B;

 1.3.3 Using all commercially reasonable efforts to correct problems and to begin meeting or restoring Service Levels as soon as practicable;

 1.3.4 Advising Customer of the root cause of problems and the status of remedial efforts being undertaken with respect to such problems;

 1.3.6 Making written recommendations to Customer for improvement in procedures.

 HP-OMS will identify root causes, correct problems and minimize recurrences of missed Service Levels for which HP-OMS is responsible and which cause or contribute to HP-OMS not meeting the Service Levels.

1.4  DEFINITIONS

 Terms used herein with initial capital letters shall have the respective meanings set forth in the Agreement or its Schedules. The following terms shall have the meanings specified below:

 "AT RISK AMOUNT" means eight percent (8%) of the Monthly Target Charges.

 "CRITICAL SERVICE LEVELS" are those service level measurements for each Incident defined in Appendix A, Section 1 or subsequently defined pursuant to Section [1.7] (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS) for which Service Level Credits are payable in accordance with this Exhibit C.

 "CRITICAL TIME TO RESOLVE SUCCESS RATE" means the sum of Critical Incidents in which HP-OMS complied with their Time to Resolve, divided by the total number of Critical Incidents in an applicable month.

 "INCIDENT" has the meaning set out in EXHIBIT B, SECTION 1 (GENERAL; DEFINITIONS).


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 "INCIDENT RESOLUTION" means that the problem that was reported dose not exist any more or that a work around was found. In case the Time to Resolve of a Workaround is more then 50% then the required Time to Resolve the incident time to resolve will be exceeded by 5 working days.

 "MEASUREMENT PERIOD" means calendar monthly, unless otherwise provided herein or agreed by the Parties.

 "MONTHLY TARGET CHARGES" means an amount equal to one-twelfth (1/12th) of the annual Target Price, as specified (and adjusted) in accordance with Exhibit E - [Pricing].

 "MUO TIME TO RESOLVE SUCCESS RATE" means the sum of MUO Incidents in which HP-OMS complied with their Time to Resolve, divided by the total number of MUO Incidents in an applicable month.

 "PRIORITY" has the meaning set out in EXHIBIT B and in SECTION 2 herein.

 "SERVICE LEVEL CREDIT" means any credit payable pursuant to SECTION [1.6] (SERVICE LEVEL CREDITS) below.

 "SERVICE LEVEL CREDIT ALLOCATION PERCENTAGE" means, for a particular Critical Service Level, the percentage used to calculate the Service Level Credit payable to Customer in the event of a Critical Service Level Failure in such Critical Service Level as set forth in Appendix A.

 "SERVICE LEVEL EFFECTIVE DATE" means the date from which a particular Critical Service Level will be measured and reported, as designated in SECTION [1.2] above in the case of new Critical Service Levels.

 "SERVICE SYSTEMS" has the meaning set out in EXHIBIT B.

 "TIME TO OWN" means the time between the reporting of the Incident and the time HP-OMS Personnel must start to provide Service in response to such Incident.

 "TIME TO RESOLVE" means the period between the time that HP-OMS must begin to resolve an Incident and the time that such Incident must be completely resolved (including correcting the root cause of the Incident) or a Workaround is found, provided that where a Workaround is implemented, the time that such Incident must be resolved shall be extended by a one-time extension of five (5) working days, or provide a workaround that the Customer agreed to consider as a solution.


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 "TOTAL AVERAGE SUCCESS RATE" means the Sum of MUO Time to Resolve Success Rate
 + Critical Time to Resolve Success Rate (all in the same applicable month), divided by two (2).

 "WORKAROUND" means a fix to an Incident, such that after the fix is implemented the fault, error or problem has been eliminated (from a user's perspective), but the root cause of the Incident remains. The incident is not marked as closed until the root cause is resolved.

1.5  CRITICAL SERVICE LEVEL FAILURES

 A "CRITICAL SERVICE LEVEL FAILURE" will be deemed to occur whenever HP-OMS' level of performance for a particular Critical Service Level fails to meet the Critical Service Level as specified so designated in APPENDIX A, SECTION 2 herein for that Service Level.

 A "CRITICAL SERVICE LEVEL FAILURE RATE" will be calculated by dividing the sum of the Critical Service Level Failures for the same Incident, occurring in the same Measurement Period, by the sum total number of the same incidents occurring during such Measurement Period for the specific Critical Service Level.

1.6  SERVICE LEVEL CREDITS

 In the event of a Critical Service Level Failure, HP-OMS shall provide Customer credits as defined below:

     A. Appendix A sets forth the information required to calculate the credits that HP-OMS shall pay to Customer (or apply against Monthly Quarterly Target Charges) in the event of a Critical Service Level Failure ("Service Level Credit"). For each Critical Service Level Failure, HP-OMS shall pay to Customer, subject to SECTION [1.7] (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS) BELOW, a Service Level Credit that will be computed in accordance with the following formula:

        Service Level Credit = A x B x C

        Where:

        A = The Service Level Credit Allocation Percentage as specified in APPENDIX A for the Critical Service Level as to which the Critical Service Level Failure occurred.


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        B = the At Risk Amount.

        C =   CRITICAL SERVICE LEVEL FAILURE RATE.

        For example, assume that during the one month Measurement Period HP-OMS fails to meet the Minimum Service Level with respect to a Critical Service Level for the same Incident (as set forth in Appendix A) twenty-two (22) out of one hundred (100) such Incidents. Also, assume that HP-OMS' Monthly Target Charges for the month in which the Critical Service Level Failure occurred were $400,000, the At Risk Amount is 8% of the Monthly Target Charges, and that the Service Level Credit Allocation Percentage for such Critical Service Level Failure (as would also be set forth on Appendix A) is 8% and that. The Service Level Credit due to Customer for such Critical Service Level Failure would be computed as follows:

        A = 8% (the assumed Service Level Credit
        Allocation Percentage),

        multiplied by $400,000

        B = $32,000 (the At-Risk Amount).

        multiplied by

        C = 22/100=0.22

        = $7,040 (the amount of the Service Level Credit)

     B. If more than one Critical Service Level Failure has occurred in a single month, the sum of the corresponding Service Level Credits shall be credited to Customer.

     C. If the accumulated amount of a Service Level Credit which was calculated for a Measurement Period is less then one (1%) percent of the At Risk Amount, HP-OMS will not credit the Customer for any Service Level Credit for such Measurement Period.

     D. In no event shall the aggregate amount of Service Level Credits credited to Customer with respect to all Critical Service Level Failures occurring in a single month exceed, in total, the At Risk Amount.


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     E. Customer and/or HP-OMS may initiate Commercial Change Management Request if either party wishes to make changes to the Critical Service Levels, Service Level Credit Allocation Percentages for any Critical Service Level specified in Appendix A to Exhibit C, such change shall be deemed a Commercial Change (as defined in EXHIBIT B, SECTION 8.2, TABLE 8 (CHANGE CATEGORIES), provided the Change has a major commercial effect on the Agreement and/or has a major effect on the business processes of either party and affects more than one (1) Customer Site. In such case, the Change Management Process set out in Exhibit B for Commercial
        Changes (the "Commercial Change Management Process") shall apply by sending written notice to HP-OMS at least thirty (30) days prior to the date that such new percentages are to be effective. Such change request notices shall include changes necessary to accommodate the addition of new Critical Service Levels made pursuant to SECTION [1.7] (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS) below. In no event may the total Service Level Credit Allocation Percentages for all Critical Service Levels exceed [**] percent ([**]%).

     F. By the fifteenth (15) day of each quarter, HP-OMS shall notify Customer in writing of any Critical Service Level Failures in the preceding three
        (3) months and any Service Level Credits associated with such Critical Service Level Failures.

     G. [**] ([**]%) percents of the total amount of Service Level Credits that HP-OMS is obligated to pay to Customer with respect to Critical Service Level Failures occurring each month, shall be reflected on the quarterly invoices that contain charges for the quarter following the month during which the Critical Service Level Failure(s) giving rise to such credit(s) occurred (e.g., the amount of Service Level Credits payable with respect to Critical Service Level Failures occurring in July, August and Septembershall be set forth in the quarterly invoice for the Target Price due for September, October and November (issued in October)). [**] ([**]%) percents of the total amount of Service Level Credits that HP-OMS is obligated to pay to Customer, shall be credited to the Customer's Bank of Working Hours according to the rates detailed in Exhibit E Section 3.2. Such hours can also be used for projects with up to [**] ([**]) working hours.

     H. HP-OMS acknowledges and agrees that the Service Level Credits shall not be deemed or construed to be liquidated damages or a sole and exclusive remedy or in derogation of any other rights and remedies Customer has hereunder or under the Agreement in accordance with SECTION [4.2(B)] (SERVICE LEVEL CREDITS) of the Agreement.


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     I. There will be no double credit for the same event.

1.7    ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS:

 Customer may add, modify or delete Service Levels or Critical Service Levels as follows:

     A. ADDITIONS. Customer and /Or Hp-oms may add Critical Service Levels in accordance with this Section [1.7] (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS) and SECTION 1.6 (E) above using the Commercial Change Management Process [As Detailed in EXHIBIT B
        SECTION 8]. Critical Service Level Commitments Associated with added Service Level or Critical Service Levels Will be Computed as Follows:

        (1) Where at least six (6) consecutive months of HP-OMS provided service measurements exist for a particular Service, the Parties agree that the highest and lowest monthly service measurements for the six (6) month Measurement Period shall be excluded and that the Critical Service Level shall then be defined as the average of the remaining four (4) monthly service measurements, or

        (2) Where no measurements exist for a particular Service, the Parties shall in good faith attempt to agree during a thirty (30) day period on a Critical Service Level commitment using software industry standard measures or third-party HP-OMS advisory services (e.g., Gartner Group, Meta Group, etc.), or

        (3) Where no measurements exist for a particular Service, and the Parties fail to agree on a Critical Service Level commitment using industry standard measures as described in Section [1.7(a)(2)] above, the Parties shall do the following:

             (i) HP-OMS shall begin providing monthly measurements within thirty(30)days after HP-OMS' receipt of Customer's written request and subject to agreement on such measurements in accordance with the Commercial Change Management Process.

             (ii) After six (6) or more actual service level attainments have been measured (or should have been measured pursuant to Section [1.7(a)(3)(i)] above, Customer may at any time in writing request that Section [1.7(a)(1)] above be used to establish the Critical Service Level commitments.


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     B. Deletions. The parties may delete Critical Service Levels using the
        Commercial Change Process by sending written notice to HP-OMS at least thirty (30) days prior to the date that such deletions to Critical Service Levels are to be effective. Customer shall, in the case of deletions, modify the Service Level Credit Allocation Percentages for the remaining Critical Service Levels such that the total of the Service Level Credit Allocation Percentages for all remaining Critical Service Levels equals [**]percent ([**]%).

     C. MODIFICATIONS. The parties may modify the Service Level Credit Allocation Percentages for Critical Service Levels. Customer also may remove existing and add new Critical Service Levels. In both cases the parties will use the Commercial Change Management Process, subject to
        Section 1.7(d) below. Customer shall notify HP-OMS in writing of such changes at least thirty (30) days prior to the date such modifications to the Critical Service Levels are to be effective in order to initiate a Change Management process. Customer shall, in the case of modifications, modify the Service Level Credit Allocation Percentages for the remaining Critical Service Levels such that the total of the Service Level Credit Allocation Percentages for all Critical Service Levels equals [**]percent ([**]%).

     D. PERMITTED CHANGES TO. Notwithstanding anything to the contrary, Customer and/ or HP-OMS may make changes in the Service Level Credit Allocation Percentage(s) for one (1) or more Incidents, set out in Exhibit C, Appendix A, Table 1, without being subject to the Commercial Change Management Process, by giving HP-OMS at least thirty (30) days prior written notice, provided that (i) there is no change either to the Time to Own or Time to Resolve parameters per Incident; and (ii) the total of the Service Level Credit Allocation Percentages for all Critical Service Levels remains equals to [**]percent ([**]%).

     E. NOTICE REQUIREMENT. Customer will send written notice to HP-OMS at least thirty (30) days prior to the date that such additions, deletions or modifications to Critical Service Levels are to be effective or for which agreement or measurement should be undertaken or initiated pursuant to Section [1.7(a)] above.


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1.8   TECHNOLOGY REFRESH PROGRAM

     A. In the event that HP-OMS fails to comply with the Technology Refresh Program by upgrading or replacing the Refreshed Assets in accordance with Appendix A, Section 2.11 (Technology Refresh Program) on or before the Maximum Asset Age (defined in APPENDIX A, SECTION 2.11), such failure shall be deemed a Critical Service Level Failure and HP-OMS shall provide Customer credits as defined below:

        In the event of a Critical Service Level Failure in connection with the Technology Refresh Program which continues for a period in excess of sixty (60) calendar days, HP-OMS shall pay to Customer (or apply against Monthly Target Charges) five percent (5%) per month of the fair market value of the asset that should have been replaced or upgraded.

     B. In the event HP-OMS fails to purchase the relevant Refreshed Assets in accordance with the Technology Refresh Program by more than one hundred and eighty (180) calendar days, such delay shall be deemed to be a material breach of the Agreement.

1.9   TIMES

 Unless otherwise set forth herein, all references in this Exhibit C to times shall refer to the time at the applicable Customer Site.

1.10  EXCEPTIONS

 HP-OMS will be relieved of responsibility for Critical Service Level(s) and associated Service Level Credits in accordance with the Agreement (including situations where responsibility has been suspended) or pursuant to the mutual agreement of the Parties and/or to the extent HP-OMS' failure to meet the Critical Service Level(s) is due to:

 (a) Problems resulting from components (other than the Customer's IT Environment) for which HP-OMS is not operationally responsible under the Agreement; or


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 (b)   Circumstances that excuse performance in connection with a Force
       Majeure Event as specified in Section [21.6] (Force Majeure) of the Agreement.

 (c) Cases where 3rd party contracts that are under Customer's responsibility, are needed to resolve incidents and for which the response time and/or resolve time doesn't comply with the Service Level as detailed in EXHIBIT C APPENDIX A.

 (d) Cases where Customer's Personnel or Customer's 3rd party employees, other then HP-OMS Personnel, failed to comply with the written procedures and guidelines agreed (in writing) between HP-OMS and the Customer.

 (e) Customer's faulty written instructions to HP-OMS to install or configure (i) Customer's proprietary software; or (ii) third party software or hardware, provided HP-OMS advises Customer in writing that such instructions are contrary to the third party licensor's/ manufacturer's associated documentation. Fault guidelines or fault instructions from the Customer or Customer's representative


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2       PRIORITIES

2.1  GENERAL

 The Incident Priority will be determined by the following factors, as set out in Tables 1, 2 and 3 below:

 o     The number of users affected by the Incident

 o     The number of Customer Sites affected by the Incident

 o     The severity of the problem

 o     The business risk

 Priorities are defined as:

 TABLE 1 - PRIORITIES DEFINITIONS & TIME TO OWN DEFINITIONS

  NO   PRIORITY       PRIORITY DESCRIPTION                                      [**]
-----  -----------    ------------------------------------------------------    ----
  1    MUO - Multi    Incident in which all users at a Customer Site or more    [**]
       User Outage    than [**] users in one or more Customer Sites are
                      affected and there is a high business risk involved, as
                      determined by Customer

  2    Critical       Incident in which all users at a Customer Site or more    [**]
                      than [**] users in one or more Customer Sites are
                      affected and there is a medium business risk involved,
                      as determined by Customer

  3    Regular        Incident in which one or more users in one or more        [**]
                      Customer Sites are affected and there is a low business
                      risk involved, as determined by Customer


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
  NO     PRIORITY    PRIORITY DESCRIPTION                                      [**]
-----  -----------   -----------------------------------------------------  ---------
                     by Customer

  4       Low        Incident in which one or more users at one or more        [**]
                     Customer Sites are affected and there is no business
                     risk involved, as determined by Customer

  The Priority will be categorized by the type of the Customer Site, as detailed in Tables 2 and 3 below:

TABLE 2: PRINCIPALS PRINCIPLES OF PRIORITY ASSIGNMENTS IN CLASS1 SITES

                              MORE THAN
                   ALL         ONE           ONE
IMPACT ON        CUSTOMER     CUSTOMER      CUSTOMER   MORE THAN
SERVICE           SITES       SITE          SITE        ONE USER      1 USER
-------------------------------------------------------------------------------
  UNABLE TO        MUO         MUO           MUO        Critical      Critical
  WORK

  SEVER
  IMPACT
  WITH WORK        MUO         MUO         Critical    Regular       Regular
  AROUND
  AVAILABLE

  LOW IMPACT      Critical    Regular        Low         Low           Low


  TABLE 3: PRINCIPLES PRINCIPALS OF PRIORITY ASSIGNMENTS IN CLASS 2 SITES


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                              MORE THAN
                  ALL         ONE           ONE
IMPACT ON         CUSTOMER    CUSTOMER      CUSTOMER    MORE THAN
SERVICE           SITES       SITE          SITE        ONE USER      1 USER
-------------------------------------------------------------------------------
UNABLE TO         MUO          MUO          Critical     Regular      Regular
WORK

SEVERE
IMPACT
WITH WORK         MUO          MUO          Regular      Regular      Low
AROUND
AVAILABLE

LOW IMPACT       Critical     Regular        Low          Low         Low

2.2  PRIORITY REPORTING

 When reporting an Incident, the Ticketing System will automatically ask the user several questions in order to set the Priority automatically by pre-defined rules that will be mutually agreed by HP- OMS and Customer in accordance with Tables 1,2, and 3 in Exhibit C and Tables 1 and 11 in Exhibit C, Appendix A the user shall also report the Priority. The information system Priority setting can be changed by the Commercial Change Management Process. Notwithstanding the foregoing, in special cases, such as the occurrence of an Incident report prior to a user's business trip or an important meeting, the user shall be entitled to contact the MCC to change the Priority of an Incident and HP-OMS that will change the Priority of the such Incident and respond in accordance with the Service Levels.


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 3     SERVICE WINDOW

3.1  GENERAL SERVICE WINDOW

 HP-OMS will provide a general Service Window, which will apply to all Incidents of all Priorities except MUO Priority Incidents. The Service Window will be provided at the following Customer Site local times (local holidays will be considered weekend days).

 GENERAL SERVICE WINDOWS FOR ALL CUSTOMER SITES WORLDWIDE EXCEPT ISRAEL WILL BE:

 o Monday - Friday 8:00AM-5:00PM (Local time) or 9:00AM-6:00PM (Local time) - Depending on office working hours

 GENERAL SERVICE WINDOWS FOR ISRAEL WILL BE:

 o   Sunday - Thursday 8:00AM-7:00PM

 (Collectively, the "GENERAL SERVICE WINDOW").

3.2  MCC SERVICE WINDOW

 MCC Service Window will be 24 hours a day, 6 days a week, world wide for all Customer Sites.

 From Saturday 6:00am (Israel time) until Sunday morning 5:59am (Israel time), MCC will operate with an On Call person who will receive the calls and will provide the services with one (1) hour response time.

 The payment mechanism for the On Call service will be defined in Exhibit E section 3.3.

 The On Call person will have, at least, the following skill set:

     o   Windows System Administration
     o   Security connectivity systems
     o   Exchange System Administrator


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 PHONE SUPPORT FOR TRAVELING END-USERS :

 While traveling, end-users will receive phone support from the MCC according to the support process described in EXHIBIT B, SECTION 5.8 - REMOTE AND TRAVELING END-uSERS.

 In the event an end-user is directed to a beeper or voice mail, the MCC will contact the end-user by telephone within thirty (30) minutes from the moment a message was left.

 (All of the above, collectively, the "MCC SERVICE WINDOW")

3.3  DOWNTIME

3.3.1    SCHEDULED/PLANNED DOWNTIME

 Customer and HP-OMS will agree on defined maintenance windows to allow HP-OMS to perform regular preventive maintenance, proactive maintenance for system administration, and tasks to improve service performance. Downtimes will be scheduled for after-work hours of the relevant Customer Site and will be planned not to occur during the last three (3) weeks before the Version Release Period or the End of Quarter (as such terms are defined in EXHIBIT B, SECTION 4 (AVAILABILITY MANAGEMENT)).

 Customer will not be charged by HP-OMS for Services provided outside of the General Service Window for on going maintenance and system administration work.

 In addition to the General Service Window, HP-OMS and Customer will mutually agree on 4 major down times a year, which will be used to introduce major network/service changes.

 All downtime outages must be pre-approved by the Customer. HP-OMS and Customer will send advance notification to the end-users who will be impacted by the down time. The advanced notification will allow them the time to ask for a postponement, if needed.

 HP-OMS shall not charge Customer for scheduled and/or planned downtime, even if it occurs outside of the General Service Window.


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3.3.2    EMERGENCY DOWNTIME

 HP-OMS will define an Emergency Planned Downtime (EPD) procedure during the Transition and Stabilization Phases. This process will allow for immediate down time resulting from (and designed to prevent) anticipated system failure, which potentially could result in even longer system unavailability.

 Emergency Downtime must be pre-approved by the Customer, which approval shall be reviewed by the Customer on an emergency basis.

3.4  ON-CALL SERVICE OUTSIDE THE GENERAL SERVICE WINDOW

  HP-OMS shall provide Services (on an on-call basis) outside the General Service Window, if requested by Customer's authorized personnel, as set out in EXHIBIT B, APPENDIX A.

  o During defined periods of time (i.e. End of Quarter Period, Version Release Period, etc.) MCC will be a point of contact for urgent end-user issues at Customer Sites worldwide at no additional charge to Customer.

  o In the event on site help is outside of the General Service Window in Israel, HP-OMS will provide an on-call support person able to arrive on site (at the Customer Site) over weekends within 4 hours' notice at the Israeli Site. If on site help is needed, Customer will be charged, in addition, for the actual working time on site on Fridays at the Bank of Work Hours rates as specified in Exhibit E Section 3.2 (BANK OF HOURS) and on Saturdays at the MCC On Call Services rates according to Exhibit E Section 3.3 (MCC ON CALL SERVICES).

  o In the event on site help is necessary outside the General Service Window in Customers Sites out of Israel, HP-OMS will provide an on-call support person able to arrive on site within four (4) hours notice at Customer sites outside Israel. Customer will be charged for such arrival time at the rate of 1 Bank of Work Hour for every 4 on-call hours. If on site help is needed, Customer will be charged, in addition, for the actual working time on site (including traveling time) at the Bank of Work Hours rates as specified in Exhibit E Section 3.2 (BANK OF HOURS).


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  o     The Customer must inform HP-OMS two (2) business days in advance of the need to have on-call person(s) available, as described above with the ability to cancel the request twenty-four (24) hours in advance.

3.5  SERVICE WINDOW EXCEPTIONS

 Remote traveling end-users (also defined as Class 3 Customer Site in Exhibit B) will be given 1st tier support by phone and will receive service per call on a 24/7 basis.


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4      RESOLUTION CONTINUITY

 The resolution process for MUO or Critical Priority Incidents will not stop even if it extends the General Service Window or MCC Service Window. The resolution process will continue within and outside of the applicable Service Window until full resolution or workaround has been implemented.

 The resolution process of Regular and Low Priorities will be performed during the General Service Window. If an Incident is not resolved during the General Service Window, the resolution process will stop and continue during the next General Service Window.


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5      BASELINE INDEPENDENT SURVEYS

     A. Within fifteen (15) days after the Effective Date (of the Agreement), the Parties shall mutually agree on the identity of an independent third party that will conduct a baseline customer satisfaction survey of the Services to be provided under this Agreement in accordance with the survey protocols and procedures specified in EXHIBIT D (TRANSITION AND STABILIZATION) (the "BASELINE SURVEY"). At least thirty (30) days before the Commencement Date, such independent third party shall have conducted the survey and shall submit the results to Customer for its approval. Such Baseline Survey shall thereafter become the baseline for measuring performance improvements and conducting other satisfaction surveys hereunder. During the Term and as part of the Services, HP-OMS shall engage independent third parties (such third parties to be approved in advance by Customer) to conduct satisfaction surveys at least on a semi-annual (every six months) basis, beginning on one year after Commencement Date (2 months after the end of Transition and Stabilization phase) the date of delivery of the Baseline Survey. The survey shall at a minimum cover at least the following classes of users:
        (i) end users of the Services ; and (ii) senior management of end users . The content, scope, and method of the survey shall be consistent with the Baseline Survey.

     B. Customer Conducted Surveys. In addition to the satisfaction surveys to be conducted by an independent third party pursuant to Section 5 herein, Customer may survey end user satisfaction with HP-OMS' performance in connection with and as part of broader end user satisfaction surveys periodically conducted by Customer. At Customer's request, HP-OMS shall cooperate and assist Customer with the formulation of the survey questions, protocols and procedures and the execution and review of such surveys.


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        Survey Follow-up. If the results of any satisfaction survey conducted pursuant to Sections 5 herein indicate that the level of satisfaction with HP-OMS' performance is less than the level of the Baseline Survey, HP-OMS shall promptly: (i) analyze and report on the root cause of the management or end user dissatisfaction; (ii) develop an action plan to address and improve the level of satisfaction; (iii) present such plan to Customer for its review, comment and approval, and (iv) take action in accordance with the approved plan and as necessary to improve the level of satisfaction. Customer and HP-OMS shall establish a schedule for completion of a Root Cause Analysis and the preparation and approval of the action plan which shall be reasonable and consistent with the severity and materiality of the problem; provided, that the time for completion of such tasks shall not exceed thirty (30) days from the date such user survey results are finalized and reported. HP-OMS' action plan developed hereunder shall specify the specific measures to be taken by HP-OMS and the dates by which each such action shall be completed. Following implementation of such action plan, HP- OMS will conduct follow-up surveys with the affected Customer users and management to confirm that the cause of any dissatisfaction has been addressed and that the level of satisfaction has improved.

        The implementation of said plan shall be subject to Change Management Process as follows:

        o Changes which require modifications in order to enable HP-OMS to meet its undertakings as per the agreed Service Level - shall be borne and paid by HP-OMS. Changes which require modifications to the current in scope services will be bare by HP-OMS

        o Changes which require additional modifications which change the agreed Service Level - shall be borne and paid by Customer. Changes which require additional out of scope equipment will be bare by Customer

     C. Customer shall consider the results of the surveys in evaluating HP-OMS' qualifications to be awarded additional business.

     D. Consistent inability to meet satisfaction survey standards will be deemed a material breach of this Agreement. HP-OMS agrees that increasing measured customer satisfaction shall be a key performance incentive for compensation for Key Personnel assigned to Customer's account.

     E. Costs and expenses of independent third parties which will perform the above Surveys will be paid as follows: (i) Baseline Survey costs and expenses will be born by HP-OMS (ii) Future Surveys costs and expenses will be split on a fifty fifty basis between HP-OMS and Customer


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